S 20008324)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parchman, Vaughan & Company, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 Park Ave, Suite 120
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lara Vaughan 410-244-8973
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name – *if individual, state last, first, middle name*)

1514 Old York Road	Abington	Pennsylvania	19001
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
410

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lara Vaughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parchman, Vaughan & Company, L.L.C., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public SC exp 3.22.2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
Baltimore, Maryland

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5

December 31, 2019

TABLE OF CONTENTS

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman Vaughan & Company, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Parchman Vaughan & Company, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 and Information Relating to Possession and Control Requirement under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirement Under SEC Rule 15c3-3 and Information Relating to Possession and Control Requirement under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2017
Abington, Pennsylvania
February 21, 2020

FINANCIAL STATEMENTS

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$ 154,669
Accounts receivable	12,520
Total current assets	167,189
PROPERTY, EQUIPMENT & LEASEHOLD IMPROVEMENTS	
Total, at cost	30,186
Less accumulated depreciation and amortization	11,211
Total property, equipment & leasehold improvements	18,975
OTHER ASSETS	
Right of use assets	153,139
Deposits	3,116
Total other assets	156,255
TOTAL ASSETS	$ 342,419

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	12,371
Right of use liability	153,139
Total liabilities	165,510
MEMBERS' CAPITAL	176,909
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 342,419

The accompanying notes are an integral part of these financial statements.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF INCOME
For the Year Ended December 31, 2019

REVENUES		
Fee revenue	$	1,055,000
EXPENSES		
General and administrative		227,457
Salary and benefits		829,334
Occupancy		36,827
Total expenses		1,093,618
NET LOSS	$	(38,618)

The accompanying notes are an integral part of these financial statements.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2019

MEMBERS' EQUITY AT JANUARY 1, 2019	$	215,527
Contributions		-
Distributions		-
Net Loss		(38,618)
MEMBERS' EQUITY AT DECEMBER 31, 2019	$	176,909

The accompanying notes are an integral part of these financial statements.

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$	(38,618)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		5,646
Effects of changes in operating assets and liabilities:		
Accounts receivable		(5,813)
Accounts payable and accrued expenses		11,579
Net cash used in operating activities		(27,206)
CASH FLOWS USED IN INVESTING ACTIVITES		
Leasehold improvements		(2,978)
Net cash used in investing activities		(2,978)
NET DECREASE		(30,184)
CASH, BEGINNING OF YEAR		184,853
CASH, END OF YEAR	$	154,669

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION

Parchman, Vaughan & Company, L.L.C. (the Company), is a Maryland limited liability company that is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). In accordance with its operating agreement, unless sooner terminated, the Company shall continue to be in existence until December 31, 2025.

The Company is an investment banking firm that primarily provides private placement, merger and acquisition and other financial advisory services to corporations. The Company's accounting records are maintained on the accrual basis. The accounting and tax year is the calendar year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash

For purposes of the Statement of Cash Flows, cash is comprised of deposits in a financial institution.

Accounts Receivable

Accounts receivable result from charges for services to its customers. The Company assesses the collectability of its outstanding receivable balances and records an allowance in the event collection becomes remote. There was no allowance at December 31, 2019.

Fee Revenue

Fee revenue includes fees earned from providing private placement, merger and acquisition, and other financial advisory services under ASC 606, Revenue from Contracts with Customers. Substantially all fee revenue is recorded when the services are provided and the income is reasonably determinable.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. The Company defines fixed assets as office furniture and equipment which individually cost more than $2,000 and have an estimated useful life of three years. Depreciation is computed using the straight-line method over estimated useful lives of three years.

At December 31, 2019, there were fixed assets and leasehold improvements of $30,185 and accumulated depreciation and amortization of $11,211. Depreciation and amortization expense for the year ended December 31, 2019 was $5,646.

New Accounting Standard Adopted

In February 2016, the FASB issued ASU 2016-02, which created ASC 842, Leases. The new standard requires the lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and corresponding lease liability on the statement of financial condition. The new standard is effective for fiscal years beginning after December 15, 2018 with early adoption permitted. For its fiscal year ending December 31, 2019, the Company recorded its leases as operating leases with a right-of-use asset and corresponding liability on its financial statements.

Income Taxes

Income or loss is includable in the income tax returns of the individual members; therefore, no income tax provision has been provided in the accompanying financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and one state. The Company is a pass-through entity for income tax purposes whereby any income tax liabilities or benefits are attributable to the Company's owners. The LLC members separately pay tax on their pro-rata shares of the Company's income, deductions, losses and credits.

Use of Estimates

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates made by the Company's management. Actual results could vary from the estimates used.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash with high credit quality institutions. At times, such balances may be in excess of the FDIC insurance limit. The Company reviews and continually reassesses the credit worthiness of all customers.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Leasing Arrangements

The Company leases office space under an operating lease agreement that expires in October 31, 2022. Rental expense of $36,827 was charged to operations for the year ended December 31, 2019. The Company has a security deposit of $3,116 for the office space and capitalized leasehold improvements of $25,561, as of December 31, 2019.

The Company leases vehicles for two of its members under operating leases that expire in September 2022 and September 2023. Rental expense of $19,766 was charged to operations for the year ended December 31, 2019.

Future minimum lease payments under the lease liabilities together with the present value are as follows:

FYE December 31,	Office	Vehicles	Total
2020	39,888	19,977	59,865
2021	39,888	19,977	59,865
2022	33,240	17,577	50,817
2023		7,783	7,783
Total payments under operating lease liabilities			178,330
Less discount to present value			(25,191)
Total operating lease payments			$153,139

NOTE 5 – INCOME TAXES

The Company recognizes and discloses uncertain tax positions in accordance with U.S. GAAP. As of, and during the year ended December 31, 2019, the Company did not have a liability related to uncertain tax positions.

The federal and state income tax returns of the Company for 2016, 2017, and 2018 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $142,298 which was $137,298 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .087 to 1.

NOTE 7 – CONCENTRATION OF REVENUE

Substantially all of the Company's fee income for the year ended December 31, 2019 was from 13 customers, with two that accounted for at least 10% of total fee income separately.

NOTE 8 – SUBSEQUENT EVENTS

Management evaluated subsequent events through February 21, 2020, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2019, but prior to February 21, 2020, that provided additional evidence about conditions that existed at December 31, 2019 have been recognized in the financial statements for the year ended December 31, 2019.

NOTE 9 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote. There were no indemnifications provided in the fiscal year ended December 31, 2019.

SUPPLEMENTAL INFORMATION

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

1. Total ownership equity from statement of financial condition		$ 176,909
2. Deduct: Ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		176,909
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		176,909
6. Deductions and/or charges		
A. Total nonallowable assets from Statement of Financial Condition:		
1. Accounts receivable	(12,520)	
2. Prop, equip, lease imp, net	(18,975)	
3. Other assets-deposits	(3,116)	
		(34,611)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		142,298
9. Haircuts on securities:		
A. Contractual securities commitments		-
B. Subordinated securities borrowings		-
C. Trading and investment securities:		
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
		-
10. Net capital		$ 142,298

PARCHMAN, VAUGHAN & COMPANY, L.L.C.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 18)	$ 825
12. Minimum dollar net capital requirement of reporting broker	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$ 137,298
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$ 136,298

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$ 12,371
17. Additions	-
18. Total aggregate indebtedness	$ 12,371
19. Ratio of aggregate indebtedness to net capital (line 18 divided by line 10)	0.87

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between the computation of net capital required and aggregate indebtedness pursuant to Rule 15c3-1 contained in the supplemental information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report filing as of December 31, 2019.

Computation for Determination of Reserve Requirement under Exhibit A of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession and Control Requirements Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Parchman, Vaughan & Company, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Parchman, Vaughan & Company, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 21, 2020

PARCHMAN, VAUGHAN & COMPANY, L.L.C.

PRIVATE INVESTMENT BANKERS

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

January 31, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Parchman, Vaughan & Company, L.L.C. is a broker/dealer registered with the SEC and FINRA.

- Parchman, Vaughan & Company, L.L.C. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2019.

- Parchman, Vaughan & Company, L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the Rule.

- Parchman, Vaughan & Company, L.L.C. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2019.

- Parchman, Vaughan & Company, L.L.C has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2019.

The above statements are true and correct to the best of my and the Company's knowledge.

Lara N. Vaughan
Chief Executive Officer

1040 PARK AVENUE, SUITE 120 BALTIMORE, MD • 21201
PHONE: (410) 244-8971 • FAX: (410) 244-0877
HTTP://WWW.PARCHMANVAUGHAN.COM